Exhibit 4.11

AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

This AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (this “Amendment”), dated as of August 10, 2007, is by and between Favrille, Inc. (the “Company”) and Kingsbridge Capital Limited, an entity organized and existing under the laws of the British Virgin Islands, whose registered address is Palm Grove House, 2nd Floor, Road Town, Tortola, British Virgin Islands (the “Investor”).

WHEREAS, the Company and the Investor are parties to that certain Registration Rights Agreement (the “Agreement”), dated as of December 19, 2006; and

WHEREAS, the Company and the Investor each desire to amend the Agreement in accordance with Section 4.5 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows (capitalized terms used herein and not defined herein shall have the respective meanings ascribed to them in the Agreement):

AMENDMENT

1.             Amendment of the Agreement.  Section 1.1(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(e)         Deferral or Suspension During a Blackout Period.  Notwithstanding the provisions of Section 1.1(d), if in the good faith judgment of the Company, following consultation with legal counsel, it would be detrimental to the Company or its stockholders for the Registration Statement to be filed or for resales of Registrable Securities to be made pursuant to the Registration Statement due to (i) the existence of a material development or potential material development involving the Company that the Company would be obligated to disclose or incorporate by reference in the Registration Statement, which disclosure would be premature or otherwise inadvisable at such time or would have a Material Adverse Effect on the Company or its stockholders, or (ii) a filing of a Company-initiated registration of any class of its equity securities, which, in the good faith judgment of the Company, because such filing of the Registration Statement or continued resale would adversely affect or require premature disclosure of the filing of such Company-initiated registration (notice thereof, a “Blackout Notice”), the Company shall have the right to (A) immediately defer such filing for a period of not more than sixty (60) days beyond the date by which such Registration Statement was otherwise required hereunder to be filed or (B) suspend use of such Registration Statement for a period of not more than thirty (30) days (any such deferral or suspension period, a “Blackout Period”).  The Investor acknowledges that it would be seriously detrimental to the Company and its stockholders for such Registration Statement to be filed (or remain in effect) during a Blackout Period and therefore essential to defer such filing (or suspend the use thereof) during such Blackout Period and agrees to cease any disposition of the Registrable Securities during such Blackout Period.  The Company may not utilize any of its rights under this Section 1.1(e) to defer the filing of a Registration Statement (or suspend its effectiveness) more than six (6) times in any twelve (12) month period.  In the event that, within sixty (60) days following any Settlement Date, the Company gives a Blackout Notice to the Investor and the VWAP on the Trading Day immediately preceding such Blackout Period (“Old VWAP”) is greater than the VWAP on the first Trading Day following such Blackout Period that the Investor may sell its Registrable Securities pursuant to an effective Registration Statement (“New VWAP”), then the Company shall pay to the Investor, by wire transfer of immediately available funds to an account designated by the Investor, the Blackout Amount (as hereinafter defined).  For purposes of this Agreement, “Blackout Amount” means the lesser of (x) the product of (i) the total number of Registrable Securities issued to the Investor pursuant to the Purchase Agreement and owned by the Investor immediately prior to the Blackout Period and (ii) the result obtained by subtracting the New VWAP from the Old VWAP, (y) 90% of the most recent Draw Down Amount and (z) $8 million; provided, however, that no Blackout Amount shall be payable in respect of Registrable Securities (A) that are otherwise freely tradable by the Investor, including under Rule 144, during the Blackout Period, or (B) if the Company offers to repurchase from the Investor such Registrable Securities for a per share purchase price equal to the VWAP on the Trading Day immediately preceding the day on which any such Blackout Period began.  For any Blackout Period in respect of which a Blackout Amount becomes due and payable, rather than paying the Blackout Amount, the Company may at is sole discretion, issue to the Investor shares of Common Stock with an aggregate market value determined as of the first Trading Day following such Blackout Period equal to the Blackout Amount (“Blackout Shares”).”

2.             No Other Amendment.  Except as amended by this Amendment, the Agreement shall remain in full force and effect without any modification.  By executing this Amendment below, the parties hereto each certify that this Amendment has been executed and delivered in compliance with the terms of Section 4.5 of the Agreement.

3.             Governing Law.  This Amendment shall be construed under the laws of the State of New York.

4.             Effect of Amendment.  In the event of a conflict between this Amendment and the Agreement, this Amendment shall govern.

5.             Severability.  If any provision of this Amendment becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Amendment shall continue in full force and effect without said provision.

6.             Counterparts.  This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

FAVRILLE, INC.

By:	/s/ John P. Longenecker
John P. Longenecker, Ph.D.
President and Chief Executive Officer

KINGSBRIDGE CAPITAL LIMITED

By:	/s/ Maria O’Donoghue
Maria O’Donoghue
Director